Exhibit (a)(1)(v)

Forms of Letters from the Fund to Shareholders in Connection with Acceptance of Offers of Tender

BlueArc Multi-Strategy Fund

This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

BlueArc Multi-Strategy Fund (the "Fund") has received and accepted your tender request.

Because you have tendered and the Fund has purchased all or a part of your Shares, you have been issued a non-interest bearing, non-transferable note promissory note (the "Note") entitling you to receive an initial payment in an amount equal to at least 90% of the value of the purchased Shares based on the unaudited net asset value of the Fund as of September 30, 2015, in accordance with the terms of the tender offer (the "Initial Payment"). The Note is held by Gemini Fund Solutions, LLC, the Fund's administrator, fund accountant, and transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

The Initial Payment will be made as of the later of (1) a period of within 40 days after the September 30, 2015 valuation date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of the Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the September 30, 2015 valuation date and based upon the results of the annual audit of the Fund's financial statements for the year in which the valuation date occurred, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (April 30) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In the event that it is later determined, subsequent to the tender offer's valuation date of September 30, 2015, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional unit of the aggregate tender offer amounts payable by the Fund. In that case, you will remain an investor in the Fund with respect to your Shares that are not purchased.

Payments of cash in respect of the promissory note will be wired directly into the account you have designated. If you did not provide account information, the cash payments will be mailed in the form of a check directly to you at your mailing address as listed in the Fund's records, unless you have advised the Fund in writing of a change in your mailing address.

The Fund is required to report to the Internal Revenue Service and furnish to you the cost basis and holding period for any tendered Shares that were purchased, or deemed to be purchased, by you on or after January 1, 2012 ("Covered Shares"). The Fund has elected the average cost single category ("Average Cost") method as the default cost basis method for the purposes of this requirement. If you wish to accept the Average Cost method as your default cost basis calculation method in respect of Covered Shares in your account, you do not need to take any additional action. If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of Covered Shares in your account, you must contact Gemini to obtain and complete a cost basis election form.

Should you have any questions, please feel free to contact the Tender Offer Administrator at 1-844-798-3838.

Sincerely,

BlueArc Multi-Strategy Fund

BlueArc Multi-Strategy Fund

This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your account after the withdrawal resulting from the repurchase of the requested Shares the BlueArc Multi-Strategy Fund (the "Fund").

Because you tendered Shares of the Fund, you have previously been issued a promissory note entitling you to receive an initial payment of at least 90% of the repurchase price [(as adjusted caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of September 30, 2015, in accordance with the terms of the tender offer. A cash payment of [approximately] [__]% of the repurchase price is being wired directly into the account you have designated. If you did not provide account information, the cash payment is enclosed in the form of a check. The remaining value owed under the promissory note will be determined after the annual audit of the Fund's financial statements is completed (within 60 days after the end of the fiscal year of the Fund (April 30)) and that remaining payment will be made promptly after the completion of the audit.

Should you have any questions, please feel free to contact the Fund at 1-844-798-3838.

Sincerely,

BlueArc Multi-Strategy Fund

Enclosure